701 Ninth Street, NW Washington, DC 20068
Paul H. Barry Senior Vice President Chief Financial Officer	202 872-2211 202 331-6181 Fax phbarry@pepcoholdings.com

March 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-0404

Attention:          Jim Allegretto
Robert Babula

Re:      PEPCO Holdings, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 1-31403

Dear Ladies and Gentlemen:

This letter is submitted by Pepco Holdings, Inc. (“PHI” or the “Company”) in response to the staff’s letter, dated February 12, 2008, which comments on our response dated January 29, 2008 to your original comment relating to the above-referenced Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This response also is submitted on behalf of the Company’s subsidiary registrants, Potomac Electric Power Company (“Pepco”) and Delmarva Power & Light Company (“DPL”), to the extent the staff’s follow-up comment and this response bear on their disclosures in the above-referenced Form 10-K.  For convenience of reference, the staff’s follow-up comment is restated below in italics, followed by the Company response.

1.
You indicate that it is appropriate to capitalize purchased energy costs as these costs are clearly allowable costs for ratemaking purposes.  We concur.  You further state that because these purchased energy costs were part of your overall incurred cost of service that formed the basis for your rates during the deferral periods, you believe it is

Securities and Exchange Commission
March 14, 2008

appropriate to accrue revenue to match your costs as opposed to deferring the costs with subsequent amortization against the revenue when received.  We are unclear on how your revenue accrual mechanism is permitted by SFAS no. 71.  Please advise in detail.

Our conclusion to accrue revenue to match our purchased energy costs associated with the deferral programs in Delaware and Maryland (as opposed to deferring costs with subsequent amortization against revenue when received) was not based on any revenue accrual mechanism provided in Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71).  SFAS No. 71 primarily addresses (a) the deferral of recognition of incurred costs that will be recovered in the future and (b) the recognition of costs expected to be incurred in the future which have been recovered currently.  Accordingly, SFAS No. 71 was not the authoritative accounting pronouncement we considered when determining our revenue recognition policy.

Our revenue recognition policy, included in the “Summary of Significant Accounting Policies” footnote in our consolidated financial statements, states that “the Power Delivery businesses recognize revenue from the supply and delivery of electricity and gas upon delivery to their customers, including amounts for services rendered but not yet billed (unbilled revenues).”   This policy is supported broadly by revenue recognition principles set forth in other authoritative accounting pronouncements, more specifically the following:

·	Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises” (CON 5),
·	Staff Accounting Bulletin Topic 13: Revenue Recognition (SAB Topic 13), and
·	Emerging Issues Task Force Issue No. 92-7, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs” (EITF 92-7)

CON 5 indicates that revenues should be recognized when they are realized or realizable and earned.  Specifically, paragraph 83b of CON 5 states that “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”

In the case of the revenues accrued in the deferral period for the deferral programs in Delaware and Maryland, we have delivered purchased energy to our customers at a price which is fixed and determinable, and therefore we have met the requirements for revenue recognition under CON 5.

SAB Topic 13, which draws heavily on the guidance of paragraph 83b of CON 5 in the absence of authoritative literature addressing a specific arrangement, indicates that revenue generally is realized or realizable and earned when all of the following criteria are met:

Securities and Exchange Commission
March 14, 2008

·	Persuasive evidence of an arrangement exists,
·	Delivery has occurred or services have been rendered,
·	The seller’s price to the buyer is fixed or determinable, and
·	Collectibility is reasonably assured.

All of these criteria set forth in SAB Topic 13 have been met with respect to the delivery of purchased energy to our customers participating in the deferral programs in Delaware and Maryland.

EITF 92-7 provides rate-regulated utilities a basis for recognizing revenue pursuant to certain types of alternate revenue programs provided that specific conditions are met. Although our facts are not directly included within the scope of EITF 92-7, the primary accounting question addressed in EITF 92-7 involves recognition in the income statement and the balance sheet of amounts to be billed in the future. Accordingly, it is relevant to consider EITF 92-7 when determining the revenue recognition associated with the deferral programs.  Applying the guidance of EITF 92-7 to the deferral programs corroborates the conclusions we reached when considering CON 5 and SAB Topic 13.  Specifically, we considered the following factors outlined in EITF 92-7 noting their applicability to the deferral programs:

·	The deferred amounts for future billings are objectively determinable and considered probable of realization,
·	All events and circumstances necessary for billing of the deferred amounts had occurred at the applicable balance sheet dates,
·	Billing for the deferred amounts is automatic and additional approval of the regulators is not required, and
·	The regulators’ intentions are to provide the additional revenues as compensation for past activities or completed events, not to provide recovery of expected higher future costs.

Consistent with the operation of the alternative revenue programs directly addressed in EITF 92-7, as energy was provided to customers over the course of the deferral periods, the earnings process was completed and an asset was created.  The conditions allowing for future billing have occurred.  The actual billing process is automatic, and is separate and distinct from the earnings process.  The form of the billing mechanism approved in the regulatory orders should not affect the timing of revenue recognition.  We have delivered energy to our customers and we have regulatory orders providing that our customers are obligated to pay the additional amounts related to past purchases, as opposed to a higher price for future purchases.

We view the accrual of the revenue and related purchased energy costs associated with the deferral programs in Delaware and Maryland as similar in nature to our normal period-end accrual for unbilled service in our Power Delivery businesses.  We have many normal customer

Securities and Exchange Commission
March 14, 2008

billing cycles, and many of them do not end on the last day of any given reporting period.  This situation requires that we accrue estimated revenues and expenses for unbilled service through the reporting date.  In the case of our revenues recognized under the deferral programs, our accruals result directly from a statute or regulatory order rather than the normal operation of our customer billing cycles.

Lastly, we emphasize that the accrual of revenue and purchased energy costs under the deferral programs in Delaware and Maryland during 2006 and 2007 did not impact operating margins or net income.  The recorded costs of the purchased energy equal the recorded revenues accrued under these deferral programs.

*        *       *        *

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2211 or Ronald K. Clark, Vice President and Controller, at (202) 872-2249.

Sincerely,

/s/ PAUL H. BARRY

Paul H. Barry
Senior Vice President and
  Chief Financial Officer